Exhibit 4.3

DESCRIPTION OF SECURITIES

The following summary of MVB Financial Corp’s common stock is based on and qualified by the Company’s Amended Articles of Incorporation (the “Amended Articles of Incorporation”) For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Amended Articles of Incorporation, both of which are filed as exhibits to this Annual Report on Form 10-K.

The Company's Amended Articles of Incorporation authorize the issuance of twenty million (20,000,000) shares of Common Stock with a value of $1.00 each per share, twenty million (20,000,000) shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”); and twenty thousand (20,000) shares of Preferred Stock with a par value of $1,000 per share (“Preferred Stock”). From the Preferred Stock, four hundred (400) shares of Convertible Noncumulative Perpetual Preferred Stock (“Series B Preferred Stock”) and three hundred eighty-three point four (383.4) shares of Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”) is authorized.

The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote of shareholders.

Class A Common Stock shall be ranked junior to any Preferred Stock issued and outstanding, with respect to the payments of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation. The voting powers, designations, preferences, limitations, restrictions and relative rights of the Class A Common Stock are included in the Amended Articles of Incorporation. There are no shares of Class B Preferred Stock currently outstanding.
The holders of Series B Preferred Stock and Series C Preferred Stock are not entitled or permitted to vote on any matter required or permitted to be voted upon by the shareholders, except as otherwise required by law.

The Company's Board of Directors (the "Board") is classified with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the manner specified in the Bylaws of the Corporation. At each Annual Meeting of the Stockholders of the Corporation, the successors of the class of Directors whose term expires at the meeting shall be elected to hold office for a term expiring at the Annual Meeting of Stockholders held in the third year following the year of their election

The Company’s Bylaws provide for a Board of Directors composed of five (5) to twenty-five (25) members. The Board currently consists of ten (10) members.

Directors are elected by a plurality of the votes cast. Therefore, a vote withheld may not affect the outcome of the election. As required by West Virginia law, each share is entitled to one vote per nominee, unless a shareholder requests cumulative voting for directors at least 48 hours before the meeting. If a shareholder properly requests cumulative voting for directors, then each MVB shareholder will have the right to vote the number of shares owned by that shareholder for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate a number of votes equal to the number of directors multiplied by the number of shares owned, or to distribute them on the same principle among as many candidates as the shareholder sees fit. If any shares are voted cumulatively for the election of directors, the proxies, unless otherwise directed, shall have full discretion and authority to cumulate their votes and vote for less than all such nominees. For all other purposes, each share is entitled to one vote.

The holders of Series B Preferred Stock and Series C Preferred Stock have the right to receive dividends prior to the payment of dividends on the Common Stock. The Board has the power to determine certain terms relative to any Series B Preferred Stock and Series C Preferred Stock to be issued, such as the power to establish different series and to set dividend rates, the dates of payment of dividends, the cumulative dividend rights and dates, redemption rights and prices, sinking fund requirements, restrictions on the issuance of such shares or any series thereof, liquidation price and conversion rights. Also, the Board may fix such other express terms as may be permitted or required by law. In the event of any liquidation or dissolution, the holders of the Common Stock are entitled to receive as a class, pro rata, the residue of the assets after payment of the liquidation price to the holders of Series B Preferred Stock and Series C Preferred Stock.

The Board has determined the terms of shares of Series B Preferred Stock and Series C Preferred Stock

All of the issued shares of Common Stock of the Company are fully paid and non-assessable. Common Stock does not have any conversion rights and is not subject to any redemption provisions. No holder of shares of any class of the Company's capital stock has or will have any right, preemptive or other, to subscribe for or to purchase from the Company any of the shares of any class of the Company hereafter issued or sold. No shares of any class of the Company's capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of the Company.